As filed with the Securities and Exchange Commission on October 2, 2006

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square,
London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........)

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

The following item is hereby incorporated by reference in the following HSBC Holdings plc Registration Statements (File Nos. 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531 and 333-135007).

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

Cautionary Statement Regarding Forward-Looking Statements

The following analysis contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

     Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Financial Review’. A more detailed cautionary statement is given on pages 5 and 6 of the Annual Report and Accounts 2005.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares.

Statutory Accounts

The information in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (‘the Act’). The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

1.	Amounts in accordance with US GAAP

The consolidated financial statements of HSBC are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’) which differ in certain significant respects from US Generally Accepted Accounting Principles (‘US GAAP’). HSBC’s Interim Report for the six months to 30 June 2006, prepared in accordance with IFRSs, was filed on Form 6-K on 4 August 2006. This document should be read in conjunction with the Interim Report.

Amounts in accordance with US GAAP	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
Income statement for the period	US$m	US$m	US$m
Net income available for ordinary shareholders	8,813	9,105	5,598
Other comprehensive income	2,178	(5,781)	(1,490)
Dividends	(5,263)	(4,575)	(3,175)
Balance sheet data at period-end
Total assets	1,610,245	1,408,816	1,406,944
Shareholders’ equity	101,643	89,260	93,524

	US$	US$	US$
Per ordinary share amounts
Basic earnings	0.79	0.83	0.50
Diluted earnings	0.78	0.82	0.50
Dividends	0.46	0.41	0.28
Net asset value at period end	8.85	7.95	8.25

2.	Differences between IFRSs and US GAAP

The significant differences applicable to HSBC are consistent with those included in the Annual Report and Accounts 2005 filed on Form 20-F, except as noted below.

Hybrid Financial Instruments

Statement of Financial Accounting Standards ('SFAS') 155 ‘Accounting for Certain Hybrid Financial Instruments’ was issued by the Financial Accounting Standards Board (‘FASB’) in February 2006. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. An irrevocable election may be made to initially and subsequently measure such a hybrid financial instrument at fair value, with changes in fair value recognised through income. Such election needs to be supported by concurrent documentation. SFAS 155 is effective for financial years beginning after 15 September 2006, with early adoption permitted. HSBC elected to adopt SFAS 155 from 1 January 2006. The impact on HSBC’s US GAAP financial statements is discussed below and the cumulative adjustment to US GAAP shareholders’ equity at transition is presented in the “Movement in shareholders’ equity (US GAAP).”

Designation of financial assets and liabilities at fair value through profit and loss

IFRSs

	•	Under IAS 39, a financial instrument, other than one held for trading, is classified in this category if it meets one of the criteria set out below, and is so designated by management. An entity may designate financial instruments at fair value where the designation:

		–	eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

		–	applies to a group of financial assets, financial liabilities or a combination of both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to management; or

		–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

•	Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. The designation, once made, is irrevocable in respect of the financial instruments to which it relates. Financial assets and financial liabilities are recognised using trade date accounting.

•	Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within ‘Net income from financial instruments designated at fair value’, except for interest on own debt issued by HSBC, and related derivatives, which is reported in ‘Interest expense’.

US GAAP

•	Generally, for financial assets to be measured at fair value with gains and losses recognised immediately in the income statement, they must meet the definition of trading securities in SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ (‘SFAS 115’). Financial liabilities are usually reported at amortised cost under US GAAP.

•	Since 1 January 2006 hybrid financial instruments issued that contain an embedded derivative that would otherwise require bifurcation are, where so designated, initially and subsequently measured at fair value, with changes in fair value recognised through income.

Impact

•	HSBC has principally used the fair value designation under IFRSs in the following cases:

	–	for certain fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$52 billion of the Group’s debt issues have been accounted for using the option. The movement in fair value of these debt issues includes the effect of changes in own credit spread and any ineffectiveness in the economic relationship between the related fair value swaps and own debt. Such ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy.

	–	certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (approximately US$5 billion of assets);

	–	financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$10 billion of liabilities and related assets).

•	Under US GAAP, debt issues are generally reported at amortised cost. There are circumstances, by virtue of different technical requirements and the transition arrangements to IFRSs, where derivatives providing an economic hedge for an asset or liability, and so designated under IFRSs, are not so treated under US GAAP, thereby creating a reconciliation difference and asymmetrical accounting between the asset and liability and the offsetting derivative. Such derivatives result in an adjustment that is included in the reconciliations below, within ‘Derivatives and hedge accounting’.

•	Prior to 1 January 2006, debt issues which had embedded derivatives were also reported at amortised cost with any embedded derivatives bifurcated where required by SFAS 133.

•	From 1 January 2006, as described above, the Group’s hybrid debt issues that contain an embedded derivative that would otherwise require bifurcation are accounted for in a consistent manner under both IFRSs and US GAAP, where such instruments are designated to be measured at fair value.

Mortgage Servicing Rights

SFAS 156 ‘Accounting for Servicing of Financial Assets’ was issued by the FASB in March 2006. SFAS 156 amends SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ with respect to the accounting for separately recognised servicing assets and liabilities. SFAS 156 requires that all separately recognised servicing assets and liabilities be initially measured at fair value with subsequent measurement at either fair value, with changes in fair value reported in the income statement when they occur, or using the amortisation method. At the date of adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities where those securities are identified as offsetting exposure to changes in the fair value of servicing assets and liabilities that have been elected to be subsequently measured at fair value. HSBC elected to adopt SFAS 156 from 1 January 2006. The impact on HSBC’s US GAAP financial statements is discussed below.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

IFRSs

•	Intangible assets that have a finite useful life, such as mortgage servicing rights, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected economic life.

US GAAP

•	Prior to 1 January 2006 the amortisation method was used to account for mortgage servicing rights and, therefore, no difference with IFRSs arose.

•	From 1 January 2006 HSBC elected to subsequently measure at fair value certain classes of mortgage servicing rights held by its US subsidiaries.

Impact

•	Upon adoption of SFAS 156 the cumulative effect adjustment to US GAAP retained earnings, representing the difference between the fair value and cost less amortisation of mortgage servicing rights, was immaterial.

•	At 1 January 2006 an election was made to reclassify certain securities used by one of HSBC’s US subsidiaries to offset changes in the fair value of mortgage servicing rights from available-for-sale financial investments to trading assets. At 31 December 2005 those securities had a cost of US$115m and a fair value of US$111m. This resulted in a transfer out of US GAAP other comprehensive income of the accumulated loss of US$4m at 1 January 2006, with an offsetting amount recorded as a cumulative effect adjustment to retained earnings.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

3.	Reconciliations from IFRSs to US GAAP

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Half-year to

	30 June	30 June	31 December
	2006	2005 [1]	2005
	US$m	US$m	US$m
Net income
Attributable profit of HSBC (IFRSs)	8,729	7,596	7,485
Shareholders’ interest in long-term assurance fund	(340)	(55)	143
Pension costs	(80)	(82)	(93)
Stock based compensation	66	77	148
Intangible assets	(148)	(189)	(136)
Purchase accounting adjustments [1]	(107)	(203)	(317)
Derivatives and hedge accounting	(444)	(15)	(2,129)
Foreign exchange gains on available-for-sale securities	661	2,210	25
Loan origination	78	199	50
Securitisations[1]	(45)	(180)	(57)
Loan impairment	(24)	(35)	55
Interest recognition	97	(36)	(95)
Mortgage servicing rights	29	—	—
Other	(4)	(29)	(15)
Taxation, including on reconciling items	287	(25)	603
Minority interest in reconciling items	58	(128)	(69)

Net income (US GAAP)	8,813	9,105	5,598

	US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	0.79	0.83	0.50
Diluted earnings per ordinary share	0.78	0.82	0.50

1	The figures for ‘Securitisations’ and ‘Purchase accounting adjustments’ have been restated for the half-year to 30 June 2005 to reflect the split between securitisation activity before and after the acquisition of HSBC Finance Corporation in 2003. There is no overall impact on net income or shareholders’ equity under US GAAP.

	At	At	At
	30 June	30 June	31 December
	2006	2005[1]	2005
	US$m	US$m	US$m
Shareholders’ equity
Total shareholders’ equity (IFRSs)	101,381	86,713	92,432
Shareholders’ interest in long-term assurance fund	(1,450)	(1,234)	(1,077)
Pension costs	89	750	1,585
Fair value adjustment for securities available for sale	(748)	(561)	(597)
Goodwill	1,280	1,188	1,048
Revaluation of property	(1,373)	(1,661)	(1,530)
Purchase accounting adjustments[1]	48	438	155
Intangible assets	1,994	2,254	2,127
Derivatives and hedge accounting	(180)	1,241	(58)
Loan origination	817	670	717
Securitisations[1]	113	336	158
Loan impairment	(351)	(382)	(327)
Interest recognition	(151)	(103)	(259)
Mortgage servicing rights	38	—	—
Other	123	86	112
Taxation, including on reconciling items	(204)	(1,387)	(1,213)
Minority interest in reconciling items	217	912	251

Total shareholders’ equity (US GAAP)	101,643	89,260	93,524

1	The figures for ‘Securitisations’ and ‘Purchase accounting adjustments’ have been restated for the half-year to 30 June 2005 to reflect the split between securitisation activity before and after the acquisition of HSBC Finance Corporation in 2003. There is no overall impact on net income or shareholders’ equity under US GAAP.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward (as previously published)	93,524	90,082	89,260
Adoption of SFAS 155 at 1 January 2006	467	—	—

Balance brought forward (restated)	93,991	90,082	89,260
Net income	8,813	9,105	5,598
Dividends	(5,263)	(4,575)	(3,175)
Stock options	342	102	348
Shares issued in lieu of dividends	1,790	454	1,357
New share capital subscribed net of costs	414	71	1,334
Other, including movements in own shares held	(622)	(198)	292
Change in net unrealised losses on securities available for sale,
net of tax effect	(1,196)	(1,847)	(869)
Change in net unrealised gains (losses) on derivatives classified as cash flow
hedges, net of tax effect	—	(119)	120
Minimum pension liability adjustment, net of tax effect	—	—	(236)
Exchange and other movements	3,374	(3,815)	(505)

Total Other Comprehensive Income	2,178	(5,781)	(1,490)

Balance carried forward	101,643	89,260	93,524

Total assets

Total assets at 30 June 2006, incorporating adjustments arising from the application of US GAAP, are estimated to be US$1,610,245 million (30 June 2005: US$1,408,816 million; 31 December 2005: US$1,406,944 million).

Total assets at 30 June 2005 have been restated to reflect the application of netting allowed under US GAAP but not permitted by IFRSs.

Consolidated cash flow statement

HSBC prepares its consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’ which is consistent with the requirements of Item 17 (c)(2)(iii) of Form 20-F.

Foreign exchange gains on available-for-sale securities

Within individual legal entities, HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds Euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under IFRSs, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange trading income. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments classified as available-for-sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises when foreign currency exposure on foreign currency assets is covered using forward contracts but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result of this is that for the first half of 2006, US GAAP net income was increased by some US$0.7 billion compared with IFRSs profits. There is no difference in shareholders’ equity between IFRSs and US GAAP as a result of this item.

Approximately a third of the adjustment for the first half of 2006 reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. The remainder of the adjustment reflects a weakening of the US dollar and, hence, a loss on US dollar denominated available-for-sale securities in subsidiaries with sterling as their reporting currency. This loss has been recorded in IFRSs net income but is recorded directly in other comprehensive income (‘OCI’) under US GAAP. Any gain on foreign currency liabilities funding the securities is recorded in net income under both IFRSs and US GAAP.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

4.	Pension and other post-retirement benefits

	Components of net periodic benefit cost related to HSBC’s defined benefit pension plans and post-retirement benefits other than pensions under US GAAP were as follows:

		Pension and other post-retirement benefits for half-year to

		30 June	30 June	31 December
		2006	2005	2005
		US$m	US$m	US$m

	Service cost	366	344	340
	Interest cost	709	673	704
	Expected return on plan assets	(769)	(680)	(685)
	Amortisation of transition obligation	—	6	2
	Amortisation of prior service cost	2	(3)	(3)
	Amortisation of net actuarial loss	77	82	83
	Curtailments	(3)	(4)	—

	Net periodic benefit cost	382	418	441

	Employer contributions

	During the six months ended 30 June 2006, US$236 million of contributions have been made to the defined benefit pension plans and post-employment healthcare benefit plans. HSBC currently expects to contribute an additional US$173 million to these plans in the second half of 2006 making a total of US$409 million for 2006.

5.	Future accounting developments in US GAAP

	The Financial Accounting Standards Board (‘FASB’) has issued the following accounting standards, which will become fully effective in future financial statements.

	In June 2006, the FASB issued Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109’ (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. HSBC is currently evaluating the impact that adoption of FIN 48 will have on its US GAAP financial statements.

	In September 2006, the FASB issued SFAS 157 ‘Fair Value Measurements’. SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP and requires expanded disclosures about fair value measurements. SFAS 157 applies under many other extant US GAAP accounting pronouncements which prescribe that fair value is the relevant measurement, although the Statement does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after 15 November 2007. HSBC is currently evaluating the impact that adoption of SFAS 157 will have on its US GAAP financial statements.

	In September 2006, the FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)’. SFAS 158 requires that the funded status of a benefit plan, the difference between plan assets at fair value and the benefit obligation, is recognised in the employer’s statement of financial position. Gains or losses that arise during the period, that are not recognised as components of net periodic benefit cost, are recognised as a component of other comprehensive income, net of tax. The standard also requires additional disclosures about certain effects on net periodic benefit cost for the next financial year. SFAS 158 is effective for fiscal years ending after 15 December 2006. HSBC is currently evaluating the impact that adoption of SFAS 158 will have on its US GAAP financial statements.

Back to Contents

H S B C H O L D I N G S P L C

US GAAP Information for the half-year to 30 June 2006

6.	Ratios of earnings to combined fixed charges (and preference share dividends)

The ratios of earnings to combined fixed charges and preference share dividends and ratios of earnings to combined fixed charges for HSBC for the periods indicated, using financial information calculated in accordance with IFRSs, UK GAAP and financial information adjusted to reflect US GAAP, are:

Ratios of earnings to combined fixed charges and preference share dividends

	6 months	Year ended 31 December
	ended
	30 June
	2006	2005	2004	2003	2002	2001
Ratios in accordance with IFRSs
Excluding interest on deposits	8.54	9.16	8.64	N/A	N/A	N/A
Including interest on deposits	1.51	1.59	1.86	N/A	N/A	N/A
Ratios in accordance with UK GAAP
Excluding interest on deposits	N/A	N/A	8.07	7.41	6.57	4.90
Including interest on deposits	N/A	N/A	1.81	1.80	1.66	1.35
Ratios in accordance with US GAAP
Excluding interest on deposits	8.38	8.86	8.49	6.33	5.42	4.90
Including interest on deposits	1.50	1.56	1.85	1.67	1.53	1.34

Ratios of earnings to combined fixed charges

	6 months	Year ended 31 December
	ended
	30 June
	2006	2005	2004	2003	2002	2001
Ratios in accordance with IFRSs
Excluding interest on deposits	9.29	9.60	8.64	N/A	N/A	N/A
Including interest on deposits	1.52	1.59	1.86	N/A	N/A	N/A
Ratios in accordance with UK GAAP
Excluding interest on deposits	N/A	N/A	8.07	7.41	6.57	4.90
Including interest on deposits	N/A	N/A	1.81	1.80	1.66	1.35
Ratios in accordance with US GAAP
Excluding interest on deposits	9.11	9.28	8.49	6.33	5.42	4.90
Including interest on deposits	1.51	1.57	1.85	1.67	1.53	1.34

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

The above table contains ratios based on UK GAAP, HSBC’s previous primary GAAP, which is not comparable to financial information based upon IFRSs, as explained in HSBC’s 2004 IFRSs Comparative Financial Information published on 5 July 2004.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

	By:	/s/ Paul Andrew Stafford
	Name:	Paul Andrew Stafford
	Title:	Assistant Group Secretary
Date: October 2, 2006